Summit Growth Corporation

c/o Nautilus Global Partners

700 Gemini, Suite 100, Houston, TX 77056

March 11, 2010

VIA EDGAR

United States Securities

  & Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Tia Jenkins

Re:

Summit Growth Corporation

Form 10-K for Fiscal Year Ended

June 30, 2009

Filed October 8, 2009

File No. 000-52346

Dear Ms. Jenkins,

This is in reply to your letter of comment dated March 1, 2010 (the “Comment Letter”), regarding Summit Growth Corporation’s (the “Company”) Form 10-K/A for the period ended June 30, 2009 (the “Form 10-K/A”).  In response to your comments, the Company is filing an amendment to its Form 10-K on Form 10-K/A (Amendment No. 2) (the “Form 10-K/A”) which revises Item 9A(T).

The paragraph numbers below correspond to the numbered paragraphs in your Comment Letter and the page references are the same as set forth in your Comment Letter.  The page references in our responses refer to the page number of the Form 10-K/A.  We do not repeat your comments but will try to respond to your expressed concerns.

Form 10-K/A for the Period Ended June 30, 2009

Section 302 Certification, Exhibit 31.1

Comment No. 1.  The Company has noted the comment regarding conforming the language in this exhibit to Item 601 (b) (31) of Regulation S-K.  We will conform the certifications to the required language in future filings.

United States Securities

  & Exchange Commission

March 11, 2010

The Company acknowledges the following:

(a)

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(b)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to its filings; and

(b)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either me at 713-600-8888 or you may contact me via e-mail at joe@aainvestments.com, if you have further comments or desire any further information.

Very truly yours,

Summit Growth Corporation

By: /s/  Joseph Rozelle

Joe Rozelle,
Chief Financial Officer